Axiom Corp.

380 Vansickle Road, Unit 600

St. Catharines, Ontario

Canada, L2S 0B5

July 7, 2015

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Jay Ingram

Re:  Axiom Corp.

        Amendment No. 4 to Form 8-K Filed June 8, 2015

        File No. 333-186078

Form 10-Q for the quarter ended March 31, 2015

Filed on May 18, 2015

Dear Mr. Ingram

We are in receipt of your comment letter June 18, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 8-K

1.	Please amend the Form 8-K to refile Exhibit 99.1 and also to incorporate by reference the Form 10-Q for the quarter ended March 31, 2015.

RESPONSE: We respectfully submit to the Staff that we have amended the Form 8-K to refile Exhibit 99.1 and also to incorporate by reference the Form 10-Q for the quarter ended March 31, 2015 as Exhibit 99.3. In addition, at the verbal request of the Staff, we have also refiled Exhibit 99.2 in the amended Form 8-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Item 1. Financial Statements, page 3

Unaudited Interim Condensed Consolidated Balance Sheets, page F-1

2.	We note that you present your capital stock in the aggregate. In future filings, please revise the presentation of stockholders’ deficit to separately disclose your preferred stock and common stock outstanding. Please refer to Rule 5-02.28 and Rule 5-02.29 of Regulation S-X for guidance.

Tyler Pearson
Axiom Corp.
July 7, 2015

RESPONSE: We respectfully submit to the Staff that in future filings we will revise the presentation of stockholders’ deficit to separately disclose our preferred stock and common stock outstanding.

3.	We refer to your “shares to be issued” line item and understand that you received $270,000 in stock subscription proceeds, which has been recognized in equity. Please confirm to us that your investors do not have the right to cancel their subscriptions and have their consideration refunded, or alternatively, please tell us how your accounting treatment to categorize the fully paid stock subscription as equity is appropriate.

RESPONSE: We respectfully submit to the Staff that the investors do not have the right to cancel their subscriptions and have their consideration refunded, thus we believe that the accounting treatment to recognize the fully paid stock subscription as equity is appropriate.

Note 4. Change of Functional and Reporting Currency, page F-10

4.	We note your disclosure that “effective February 26, 2015, Papernut’s functional currency changed to the United States dollar.” Please explain to us the facts and circumstances that resulted in the change in functional currency, including your consideration of each factor outlined in ASC 830-10-55-5.

RESPONSE: We respectfully submit to the Staff that we believe that the completion of the transaction on February 26, 2015 represented a shift in the Company’s target market and expectations for functional currency. The following factors were considered:

●	Cash flow indicators – As a result of the transaction it is expected that the Company’s sales will soon be primarily in United States dollars. As such the financial assets and liabilities of the Company will primarily be denominated in United States dollars as well.
●	Sales price indicators – The Company has made its product available in the United States through a number of U.S. distributors including Staples and W.W. Grainger.
●	Expense indicators - The public company expenses including filing fees, transfer agent fees and legal fees are already predominantly in United States dollars. The Company’s primary paper supplier is U.S.-based as well.
●	Financing indicators – The Company has recently received financing proceeds of US$270,000 and expects future financings to be denominated in U.S. dollars as well.
●	Intra-entity transactions and arrangements indicators – Since financing proceeds are denominated in U.S. dollars though the parent company there are a number of inter-company transfers to the operating subsidiary, which is also expected to do business primarily in U.S. dollars.

Tyler Pearson
Axiom Corp.
July 7, 2015

Note 12. Stockholder’s Equity, page F -13

5.	In future filings, please disclose:

●	the significant provisions by which the Series A and Series B preferred shares may be converted into common shares of the company; and
●	the percentage of voting power held by the preferred shareholders.

RESPONSE: We respectfully submit to the Staff that in future filings we will disclose the significant provisions by which the Series A and Series B preferred shares may be converted into common shares of the company and the percentage of voting power held by the preferred shareholders.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Axiom Corp.

By:	/s/ Tyler Pearson
Name:	Tyler Pearson
Title:	Chief Executive Officer and Director